08025583

Mail Processing Section

FEB 28 2008

Washington, DC 106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 31249

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornburg Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 Marcy Street
(No. and Street)

Santa Fe, NM 87501
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beckie Hanttula 505- 984- 0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 3939, Albuquerque, NM 87190
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/08

OATH OR AFFIRMATION

I, Beckie Hanttula, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornburg Securities Corporation, as of December 31, 2007, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Beckie Hanttula
Signature

Financial / Operations Principal
Title

Carolyn M Briggs
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 700
Two Park Square
6565 Americas Parkway NE
PO Box 3990
Albuquerque, NM 87190

Independent Auditors' Report

The Stockholders
Thornburg Securities Corporation:

We have audited the accompanying balance sheets of Thornburg Securities Corporation (the Company) (an S Corporation) as of December 31, 2007 and 2006, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornburg Securities Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2008

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

THORNBURG SECURITIES CORPORATION
(an S Corporation)

Balance Sheets

December 31, 2007 and 2006

Assets		**2007**	**2006**
Cash and cash equivalents (including compensating balances of $25,000 in 2007 and 2006) (note 3)	$	6,498,323	3,386,132
Investment in Thornburg New Mexico Intermediate Municipal Fund (cost of $1,070,896 in 2007 and $1,030,780 in 2006)		1,055,811	1,016,264
Receivables:			
Distributor's commissions		244,280	185,447
Related party (note 3)		2,131,816	1,652,394
Other		95,910	53,444
Prepaid expenses		104,469	62,689
Investment in NASDAQ stock		3,300	3,300
Property and equipment (net of accumulated depreciation of $56,928 and $34,486 in 2007 and 2006, respectively)		54,634	20,877
	$	10,188,543	6,380,547
Liabilities and Stockholders' Equity			
Liabilities:			
Accounts payable and accrued expenses	$	3,938,803	2,470,039
Stockholders' equity (note 2):			
Class A common stock of $1 par value. Authorized 10,000 shares; issued and outstanding 2,500 shares in 2007 and 2006		2,500	2,500
Class B common stock of $1 par value, nonvoting. Authorized 10,000 shares; issued and outstanding 1,500 shares in 2007 and 2006		1,500	1,500
Additional paid-in capital		1,152,153	1,152,153
Retained earnings		5,093,587	2,754,355
Total stockholders' equity		6,249,740	3,910,508
Commitments and contingencies (notes 6 and 9)			
	$	10,188,543	6,380,547

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(an S Corporation)

Statements of Operations

Years ended December 31, 2007 and 2006

		2007	2006
Revenues:			
Distributor's commissions	$	4,549,089	2,757,118
Interest (note 3)		197,147	93,369
Loss on investments in Thornburg mutual funds, net, including unrealized losses of $569 in 2007 and $610 in 2006		(569)	(610)
Customer service		38,590	34,066
Marketing reimbursement (note 3)		16,697,566	10,202,760
Miscellaneous		38,617	4,000
		21,520,440	13,090,703
Expenses (note 3):			
Commissions		11,618,170	6,444,270
Salaries		2,368,183	1,673,924
Bonus		1,897,074	1,551,073
Travel		714,970	582,137
Profit sharing and 401(k) (notes 5 and 6)		543,065	415,513
Meals and entertainment		428,508	381,285
Payroll taxes		403,961	230,231
Insurance		382,065	201,068
Licenses and fees		182,296	99,194
Rent		140,233	14,400
Telephone		96,111	86,107
Training and education		83,933	51,630
Legal and accounting		69,551	49,509
Miscellaneous		55,993	20,463
Computer		49,996	14,894
Supplies		45,060	15,062
Dues and subscriptions		30,418	20,595
Depreciation		25,367	14,561
Contract employment		20,572	8,470
DTF fund expense		14,209	19,003
Copying		4,282	6,141
Postage		4,227	2,457
Repairs and maintenance		2,879	900
Loss on disposal of property and equipment		85	—
		19,181,208	11,902,887
Net income	$	2,339,232	1,187,816

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(an S Corporation)

Statements of Stockholders' Equity

Years ended December 31, 2007 and 2006

	Common stock		Additional paid-in capital	Retained earnings	Total stockholders' equity
	Class A	Class B			
Balances at December 31, 2005	$ 2,500	1,500	1,152,153	1,566,539	2,722,692
Net income	—	—	—	1,187,816	1,187,816
Balances at December 31, 2006	2,500	1,500	1,152,153	2,754,355	3,910,508
Net income	—	—	—	2,339,232	2,339,232
Balances at December 31, 2007	$ 2,500	1,500	1,152,153	5,093,587	6,249,740

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(an S Corporation)

Statements of Cash Flows

Years ended December 31, 2007 and 2006

		2007	2006
Cash flows from operating activities:			
Net income	$	2,339,232	1,187,816
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation		25,367	14,561
Loss on investments in Thornburg mutual funds		569	610
Loss on disposal of property and equipment		85	—
Change in assets and liabilities:			
Distributor's commissions receivable		(58,833)	(73,211)
Related party receivables		(479,422)	(1,120,207)
Other receivables		(42,466)	10,429
Prepaid expenses		(41,780)	(47,107)
Accounts payable and accrued expenses		1,468,764	1,280,164
Net cash flows from operating activities		3,211,516	1,253,055
Cash flows from investing activities:			
Proceeds from sales of property and equipment		1,046	2,381
Purchase of property and equipment		(60,255)	(9,880)
Purchases of investments in Thornburg mutual funds		(40,116)	(34,311)
Net cash flows from investing activities		(99,325)	(41,810)
Net increase in cash and cash equivalents		3,112,191	1,211,245
Cash and cash equivalents, beginning of year		3,386,132	2,174,887
Cash and cash equivalents, end of year	$	6,498,323	3,386,132

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Business

Thornburg Securities Corporation (the Company), a Delaware corporation, is the distributor for the Thornburg Investment Trust (the Trust). The Trust is a Massachusetts business trust.

The primary source of revenue for the Company (not including marketing reimbursements, see note 3) is distributor commissions. In addition, the Company also serves as an introducing broker for certain transactions not involving Thornburg funds.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934, engaged in the business of general securities brokerage and the rendering of other financial services related to its general securities business. Accounts are offered on a fully disclosed basis through contractual agreements with clearing brokers.

(b) Investment Securities

Shares of Thornburg New Mexico Intermediate Municipal Fund are stated at market value, and unrealized gains or losses are recognized in the statements of operations. Interest income is recorded as earned.

(c) Commissions

Commissions are recorded on a trade-date basis as sales of Thornburg mutual funds occur.

(d) Property and Equipment

Property and equipment are stated at cost. Depreciation on all property and equipment is computed using an accelerated method based upon useful lives of three to seven years. Cost of repairs and maintenance are charged to expense as incurred.

(e) Income Taxes

The Company is treated as an S Corporation for income tax purposes whereby the income or loss of the Company is reflected in the individual tax returns of its stockholders. Accordingly, the financial statements do not reflect federal and state income taxes.

(f) Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers investments in highly liquid interest-bearing accounts to be cash equivalents. Cash equivalents include $4,436,417 and $2,531,617 of shares in money market mutual funds at December 31, 2007 and 2006, respectively. Also see note 3.

(Continued)

(g) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) Reclassifications

Certain 2006 amounts have been reclassified to conform to the 2007 presentation.

(2) Stock Ownership

All of the Company's outstanding Class A common stock and 15% of its outstanding Class B common stock is held by one individual (the Director). In addition, although not owned by the individual, 27% of the Company's outstanding Class B common stock is held in trust for the benefit of that individual's descendants. Also see note 11.

(3) Transactions with Related Parties

The Thornburg family of mutual funds were organized and formed by the Company and Thornburg Investment Management, Inc. (TIM). TIM is an affiliate, which is wholly owned by the Company's stockholders. During the normal course of operations, the Company incurs costs related to the marketing and sales of the Thornburg family of mutual funds. As determined by written agreement between the Company and TIM, TIM pays the Company for these marketing and sales efforts. These costs were $16,697,566 and $10,202,760 for the years ended December 31, 2007 and 2006, respectively, and are included in various expense categories in the accompanying statements of operations. Additionally, the Company has recorded receivables from TIM in the amounts of $2,131,816 and $1,652,394, as of December 31, 2007 and 2006, respectively. Also see note 4.

Included in cash and cash equivalents at December 31, 2007 and 2006 are $4,436,417 and $2,531,617, respectively, consisting of shares in the Thornburg Daily Income money market fund in 2007 and in the Thornburg Daily Tax Free market fund in 2006.

During the years ended December 31, 2007 and 2006, the Company earned $88,923 and $73,462, respectively, in interest income from its cash equivalents and investments with Thornburg mutual funds.

(4) Sale of Fee Rights

During 2000, the Company entered into an agreement to sell the rights to receive contingent deferred sales charges, other fees, and prepaid commissions associated with certain Class B shares of the Thornburg family of mutual funds to an unrelated party on an ongoing basis. Pursuant to the agreement, the Company sold the fee rights associated with Class B shares at its cost. The Company retained servicing responsibilities for which it will receive annual servicing fees of $4,000.

During 2000, the Company entered into an agreement to sell the rights to receive contingent deferred sales charges, other fees, and prepaid commissions associated with certain Class C shares of the Thornburg family of mutual funds to TIM on an ongoing basis. Pursuant to the agreement, the Company sold the fee rights associated with Class C shares at its cost, which approximated $22,100,000 and $12,300,000 in 2007 and 2006, respectively, and retained the servicing responsibilities.

(5) Profit-Sharing Plan

The Company sponsors a profit-sharing plan for which substantially all employees are eligible. Annual contributions are made in the amounts determined by the Company's director. During 2007 and 2006, the Company made contributions of approximately $307,000 and $207,000, respectively, on behalf of its employees. Under the provisions of the plan, participants begin vesting in benefits after two years and are fully vested upon completion of six years of service. On March 28, 2006, the Company merged the Profit-Sharing Plan with the 401(k) plan. See note 6.

(6) 401(k) Plan

On April 1, 2003, the Company started a 401(k) safe harbor plan for which substantially all employees are eligible. Under the plan, the Company contributes 3% of each employee's annual compensation (as defined in the plan), up to certain dollar limits as specified by federal law. Employees may contribute any amount up to the maximum allowable by law. The Company's contribution is made regardless of whether the employee chooses to contribute additional amounts. Under the plan, employees are 100% vested in all company nonelective contributions as well as all personal deferrals. Company contributions related to this plan were approximately $147,000 and $107,000 for 2007 and 2006, respectively.

The plan was initially funded using employees' shares of the Thornburg Value Fund and the Thornburg International Value Fund held in the Profit-Sharing Plan. These shares were transferred to the 401(k) plan and maintain their original vesting schedule as described in note 5.

(7) Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of $100,000 or 6 2/3% of total liabilities and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 at December 31, 2007 and 2006. The Company had excess net capital of $3,356,621 and $1,749,778 and had aggregate indebtedness to net capital ratios of 1.09 to 1 and 1.29 to 1 at December 31, 2007 and 2006, respectively.

(8) Reserve Requirements

The Company acts as an introducing broker, which clears all transactions, with and for customers, on a fully disclosed basis with a clearing broker-dealer. The Company promptly transmits all customer funds and securities to the clearing broker-dealer, which carries all of the accounts of such customers, and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4. As such, the Company is exempt from the reserve requirements under Rule 15c3-3.

(Continued)

(9) Contingencies

In the normal course of business, the Company is subject to claims, litigation, investigations, and proceedings. Management of the Company believes that such matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

(10) Subordinate Liabilities

As of and during the years ended December 31, 2007 and 2006, the Company had no liabilities subordinated to the claims of general creditors.

(11) Subsequent Event

On January 24, 2008, one shareholder sold 80 Class B shares to the Director. This transaction increased the Director's ownership in Class B shares from 15% to 20%.

Schedule

THORNBURG SECURITIES CORPORATION

(an S Corporation)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2007

Net capital:		
Total stockholders' equity per the accompanying financial statements	$	6,249,740
Deduct:		
Assets which are not readily convertible into cash		(2,429,898)
Haircuts on money market funds and investment securities		(162,635)
Excess deductible portion of liability insurance		(38,000)
Net capital		3,619,207
Minimum net capital required		262,586
Excess net capital	$	3,356,621
Aggregate indebtedness – accounts payable and accrued expenses	$	3,938,803
Ratio of aggregate indebtedness to net capital		1.09 to 1

The above computation of net capital agrees with the computation of the Company on FOCUS Form X-17A-5, Part IIA, as of December 31, 2007, filed by the Company on January 16, 2008.

See accompanying independent auditors' report.

KPMG

THORNBURG SECURITIES CORPORATION

(an S Corporation)

Internal Control Report Required by SEC

December 31, 2007

KPMG

KPMG LLP
Suite 700
Two Park Square
6565 Americas Parkway NE
PO Box 3990
Albuquerque, NM 87190

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Stockholders
Thornburg Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of Thornburg Securities Corporation (the Company) (an S Corporation), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2008

END